Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
ANNOUNCEMENT OF YEAR END (Q4) RESULTS — MONDAY 8 FEBRUARY 2010

* RELEASE
The year end (Q4) results will be released electronically on Monday 8 February at 07:00GMT. The full results will also be published on our website at www.randgoldresources.com. The PowerPoint presentation will be available on the site from 11:30GMT.

* GROUP PRESENTATION — LONDON
Date: Monday 8 February 2010
Time: 11:45 for 12:00 (followed by a finger lunch)
Venue: Forum 1, London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
If you wish to attend the above presentation, please contact Kathy du Plessis at randgoldresources@dpapr.com or on +44 20 7557 7738.
SIMULTANEOUS AUDIO WEBCAST OF PRESENTATION
A live Audio Webcast of the presentation to analysts will be available on the company’s website from 12:00GMT and will remain on the site for later viewing.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
* INTERNATIONAL INVESTOR CALL
08:00 Pacific (USA/Canada) * 11:00 Eastern (USA/Canada) * 16:00 GMT * 17:00 CET * 18:00 CAT
DIAL-IN NUMBERS - LIVE CALL Access code ‘RANDGOLD RESOURCES’
UK — Toll-free 0800 917 7042
USA — Toll +1 412 858 4600, Toll-free 1-800 860 2442
Canada — Toll-free 1 866-605-3852
Europe — Toll +41 916 105 600, Toll-free +800 246 78 700
South Africa — Toll +27 11 535 3600, Toll-free 0800 200 648
Australia — Toll-free 1-800 350 100
International — Toll-free +800 246 78 700
OPTION — WE CALL YOU
If you wish us to call you for the conference call, please contact us (details below)
PLAYBACK — (replay available 2 hours after the call, for 48 hours) Access Code 2649#
UK — Toll-free 0808 234 6771
USA and Canada — Toll +1 412 317 0088
Europe — Toll +41 91 612 4330
South Africa and other — Toll +27 11 305 2030
Australia — Toll-free 1 800 091 250
TRANSCRIPT
Please advise us by e-mail or fax, with your details, if you would like to be sent a copy of the transcript of the conference call.

Enquiries: Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel +44 20 7557 7738
Fax +27 11 728 2547
www.randgoldresources.com